Exhibit (a)(5)(C)

INTEGRATED SILICON SOLUTION, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

San Jose, California (September 25, 2007) – Integrated Silicon Solution, Inc. (Nasdaq: ISSI) (the “Company” or “ISSI”), today announced the final results of its modified Dutch Auction self tender offer, which expired on September 14, 2007 at 5:00 p.m. New York City time.

ISSI has accepted for payment 1,181,148 shares of its common stock at a purchase price of $6.30 per share pursuant to the terms of the offer, resulting in aggregate payments of $7,441,232.40. These shares represent approximately 3.1% of the shares outstanding as of September 14, 2007.

Based on the final count by the depositary for the tender offer, an aggregate of 1,181,148 shares were properly tendered and not withdrawn at or below the purchase price of $6.30, including 275,754 shares tendered through notice of guaranteed delivery.

The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, ISSI now has approximately 36,658,000 shares of common stock outstanding.

Mellon Investor Services is serving as the information agent and the depositary for the tender offer. Questions relating to the tender offer should be directed to Mellon Investor Services at toll free (800) 777-3674, or collect (201) 680-6654.

About the Company

ISSI is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI is headquartered in Silicon Valley with worldwide offices in China, Europe, Hong Kong, India, Korea and Taiwan. ISSI’s web site is at www.issi.com.

CONTACT:

Scott Howarth

Vice-President & CFO

Investor Relations

(408) 969-6600

ir@issi.com